Confidential draft submitted to the U.S. Securities and Exchange Commission on June 12, 2020. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information in this draft registration statement remains strictly confidential.
Registration No. 333-
Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Castle Biosciences, Inc.
(Exact Name of Registrant as Specified in Its Charter)
Delaware	8071	77-0701774
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
820 S. Friendswood Drive, Suite 201
Friendswood, Texas 77546
(866) 788-9007
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Derek Maetzold
President and Chief Executive Officer
Castle Biosciences, Inc.
820 S. Friendswood Drive, Suite 201
Friendswood, Texas 77546
(866) 788-9007
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copies to:
Thomas A. Coll, Esq. Karen E. Deschaine, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Peter N. Handrinos, Esq. Wesley Holmes, Esq. Anthony Gostanian, Esq. Latham & Watkins LLP 200 Clarendon Street Boston, Massachusetts 02116 (617) 880-4500
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Primary Offering:
Common Stock, $0.001 par value per share	$ (2)	$
Secondary Offering:
Common Stock, $0.001 par value per share	$	$
Total
(1)
Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, on the basis of the estimate of the proposed maximum aggregate offering price.

(2)	Includes an additional shares that the underwriters have the option to purchase.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale of these securities is not permitted.
SUBJECT TO COMPLETION, DATED     , 2020
PRELIMINARY PROSPECTUS
    Shares

Common Stock
We are offering        shares of our common stock and the selling stockholders identified in this prospectus are offering        additional shares of our common stock. We will not receive any proceeds from the sale of the shares offered by the selling stockholders.
Our common stock is listed on the Nasdaq Global Market and trades under the symbol “CSTL.” The last reported sale price of our common stock on the Nasdaq Global Market on June 11, 2020 was $36.98 per share.
You should read this prospectus and any prospectus supplement, together with additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information,” carefully before you purchase our common stock.
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus as well as in the documents incorporated by reference into this prospectus.
	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$
(1)	See “Underwriting” for additional information regarding underwriting compensation.
We have granted the underwriters the right to purchase up to        additional shares of common stock.
The underwriters expect to deliver the shares to purchasers on or about    , 2020.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
SVB Leerink	Baird
The date of this prospectus is    , 2020

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information.” You should carefully read this prospectus as well as additional information described under “Incorporation of Certain Information by Reference,” before deciding to invest in our common stock.
Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we, the selling stockholders nor the underwriters take responsibility for, or can provide assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.
For investors outside the United States: Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
PROSPECTUS SUMMARY
This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes and other documents incorporated by reference in this prospectus, as well as the information under the caption “Risk Factors” herein and under similar headings in the other documents that are incorporated by reference into this prospectus. Unless the context requires otherwise, references in this prospectus to “Castle Biosciences,” “we,” “our,” “us,” the “Company” or similar terms refer to Castle Biosciences, Inc.
Overview
We are a commercial-stage dermatological cancer company focused on providing physicians and their patients with personalized, clinically actionable genomic information to make more accurate treatment decisions. We believe that the traditional approach to developing a treatment plan for certain cancers using clinical and pathology factors alone can be improved by incorporating personalized genomic information. Our non-invasive genomic products utilize proprietary algorithms to provide an assessment of a patient’s specific risk of metastasis or recurrence of their cancer, allowing physicians to identify patients who are likely to benefit from an escalation of care as well as those who may avoid unnecessary medical and surgical interventions. Our lead product, DecisionDx-Melanoma, is a proprietary multi-gene expression profile, or GEP, test that predicts the risk of metastasis or recurrence for patients diagnosed with invasive cutaneous melanoma, a deadly skin cancer. We also market DecisionDx-UM, which is also a proprietary GEP test that predicts the risk of metastasis for patients with uveal melanoma, a rare eye cancer. Based on the substantial clinical evidence that we have developed, we have received Medicare coverage for both of our products, which represents approximately 50% of our addressable patient population. We also have two proprietary products in late-stage development that address high-risk cutaneous squamous cell carcinoma, or high-risk SCC, and suspicious pigmented lesions, which are indications with high clinical need in dermatological cancer. Clinical validation studies have been completed for both of these late-stage pipeline products and we plan to make these products clinically available in the second half of 2020.
Skin cancer is the most commonly diagnosed cancer in the United States. There are more than 5.5 million new cases of skin cancer diagnosed annually, compared with 1.6 million new cases for all other cancers combined. DecisionDx-Melanoma targets an estimated 130,000 patients diagnosed with invasive cutaneous melanoma each year, which we believe is underreported. In addition, our two late-stage proprietary products in development target approximately 200,000 patients diagnosed with high-risk SCC and approximately 300,000 patients with suspicious pigmented lesions without a definitive diagnosis of skin cancer. We estimate that the total addressable U.S. market for these three products is approximately $2.0 billion.
Healthcare providers, predominately dermatologists and surgeons who treat melanoma patients, make nearly all treatment decisions for patients diagnosed with skin cancers based upon their expected risk of metastasis or recurrence. Historically these treatment decisions have been based solely on clinical and pathology factors, such as tumor depth or width, ulceration status, nerve invasion and evidence of metastasis to the sentinel lymph node, or SLN. Physicians use these factors to group, or stage, patients into stage-related populations. The average risk of metastasis within a population then guides treatment decisions for all patients within a respective population. However, an individual patient’s risk of metastasis can be significantly different from these stage-related population averages, thereby resulting in some patients receiving unnecessary medical and surgical interventions and some patients being undertreated. This treatment paradigm has led to suboptimal patient care and unnecessary costs to the healthcare system.
We believe that incorporating the genomics of each individual patient’s tumor biology to inform their specific risk of metastasis can aid the decision-making process for their treatment plan, help optimize patient outcomes and reduce healthcare costs. The genomics of cutaneous melanoma and other skin cancers are highly complex because, unlike some other types of cancer, the presence or absence of a single gene or a limited number of genes has not been shown to accurately predict the risk of metastasis or recurrence. Rather, we believe that risk of metastasis or recurrence of skin cancer requires the analysis of gene expression profiles occurring at the RNA level through the application of artificial intelligence, deep learning and proprietary techniques to identify clinically relevant genomic patterns. Once identified, we then undertake extensive clinical validation and clinical utility studies to develop products that address key unmet medical needs for patients and physicians.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
DecisionDx-Melanoma
In cutaneous melanoma, nearly every treatment plan decision is based upon a patient’s risk of metastasis and the traditional clinical and pathology factors that are used to estimate population-based rates of metastasis can be inaccurate predictors of an individual patient’s risk. A primary tumor diagnostic biopsy is used to identify most of these factors, such as tumor thickness and ulceration status. These factors then assist physicians in their decision of whether to discuss or recommend a second procedure, the invasive sentinel lymph node biopsy, or SLNB, surgery which can provide additional prognostic information.
However, the clinical and pathology factors that lead to a recommendation to perform the SLNB surgery have limitations in that they are not very predictive when it comes to the likelihood that the patient will have an SLN-positive biopsy result, meaning that melanoma cells are found in the sentinel lymph nodes. In fact, approximately 88% of patients who undergo the SLNB surgery are found to have an SLN-negative biopsy result, and these patients remain either as Stage I, the lowest risk group, or as Stage II, the next lowest risk group. Unfortunately, despite being classified as low risk, two out of three patients who develop metastatic disease and die from the primary melanoma tumor received an SLN-negative biopsy result remained classified as Stage I or II following SLNB surgery. The significant diagnostic discordance that exists between the clinical and pathologic factors and likelihood of both an SLN-positive biopsy result and the risk of metastasis or recurrence has led to an opportunity to improve care by adding personalized genomic information.
We developed our proprietary, non-invasive genomic DecisionDx-Melanoma product to address this diagnostic discordance in patients with Stage I-III cutaneous melanoma. The product interrogates the biology of a patient’s tumor by analyzing the gene expression profile of 31 genes, a process made possible by our proprietary algorithm, developed using machine learning techniques. DecisionDx-Melanoma reports the risk of metastasis or recurrence for a patient’s melanoma into two classes and two subclasses, ranging from Class 1A, the lowest risk group, through Class 2B, the highest risk group, based on the genomics of the patient’s tumor. Physicians and patients use this additional tumor-specific genomic information, along with traditional staging criteria, to make better-informed decisions about how to manage the disease.
Twenty-three peer-reviewed studies have been published that support the two current clinically actionable uses of DecisionDx-Melanoma. The first use immediately following diagnosis is based upon a patient’s likelihood of having an SLN-negative biopsy result so that physicians and their patients can discuss the risk and benefit of undergoing the SLNB surgery. Data from our independent prospective multi-center study of 1,421 patients showed that the 1,065 patients with a melanoma less than or equal to 2.0 mm thick, defined as T1-T2 melanoma, and who received a DecisionDx-Melanoma Class 1A test result, had only a 4.6% likelihood of an SLN-positive biopsy result. This is clinically relevant because current guidelines do not recommend offering the SLNB surgery if the likelihood of an SLN-positive biopsy result is 5% or less. Therefore, all patients with a T1-T2 melanoma and a DecisionDx-Melanoma Class 1A test result, which represented approximately 70% of all T1-T2 patients in our study, could avoid the SLNB surgery based on current guidelines. We recently completed analysis from a second, independent prospective multi-center study of 1,690 patients. This study confirmed data from the first study in that patients with a T1-T2 melanoma who received a DecisionDx-Melanoma Class 1A test result had a 4.5% likelihood of an SLN-positive biopsy result. The second use of our product is to inform the appropriate treatment plan, regardless of the decision to undergo or avoid the SLNB surgery. The aggregate data from all of our published long-term archival studies showed a 99.6% negative predictive value, or NPV, for melanoma-specific survival at five years for patients who received a DecisionDx-Melanoma Class 1A test result; meaning that at the five-year mark, 99.6% of patients with a Class 1A test result did not die from their melanoma. We have also demonstrated, in all four of our clinical impact studies, that physicians changed their treatment plans approximately 50% of the time after receiving our test results, showing that DecisionDx-Melanoma can significantly change the way physicians treat their patients. For contextual purposes, note that for patients who undergo the SLNB surgery, only 12% are SLNB positive, while the remaining 88% are SLNB negative. This means that only 12% would have a change in management.
DecisionDx-UM
We also market DecisionDx-UM, a genomic test for use in identifying patients diagnosed with uveal melanoma who are at a low risk of metastasis. Uveal melanoma is a rare but deadly eye cancer with approximately 1,600 patients diagnosed in the United States annually. Similar to DecisionDx-Melanoma, this product also uses a proprietary algorithm developed using machine learning techniques to interrogate the biology of a patient’s tumor by analyzing the gene expression profile of 15 genes of a patient’s tumor. Because approximately 30% of uveal melanoma patients go on to metastasize within three years, prior to the availability of DecisionDx-UM in 2010, once the primary eye

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
tumor was treated, nearly all patients were managed under an aggressive metastatic surveillance treatment plan. Similar to our efforts to develop evidence for DecisionDx-Melanoma, we have supported development of an expansive, peer-reviewed publication dataset with 17 studies documenting the validity and utility of DecisionDx-UM. The first prospective, multi-center study reported a 98% NPV at five years for metastatic-free survival for patients who received a Class 1A test result. Based upon this and additional clinical validity data, two clinical impact studies we conducted reported that over 90% of post-diagnostic management decisions align with the DecisionDx-UM results.
Pipeline Products
We are developing additional products targeting the challenges faced by physicians in treating their patients’ skin cancer, with two products in late stage development.
DecisionDx-SCC
One of our pipeline products, DecisionDx-SCC, is a proprietary GEP test designed to predict the risk of metastasis in patients diagnosed with high-risk SCC. We estimate that approximately one million patients are diagnosed with SCC in the United States each year and, of these patients, we further estimate that approximately 200,000 patients are identified as having high-risk SCC, meaning that they have one or more high-risk features associated with their SCC. The current treatment pathway for patients with high-risk SCC suffers from a low positive predictive value for risk of metastasis or recurrence. As a result, many patients categorized as high risk receive adjuvant therapy and other unnecessary medical and surgical interventions even though they would not have gone on to metastasize. Conversely, there are also many patients categorized as high-risk who are placed in “a watchful waiting treatment plan” who could benefit from adjuvant therapy. To address this clinical need in high-risk SCC, we developed and validated DecisionDx-SCC, a proprietary GEP test designed to be used in patients with one or more high-risk features in order to improve treatment plan decisions by incorporating personalized genomic information provided by DecisionDx-SCC.
We recently published three studies regarding DecisionDx-SCC: our clinical validation study and two clinical use studies. Importantly, we demonstrated that applying the genomic profile of the SCC tumor using DecisionDx-SCC improves identification of high-risk SCC patients who are actually at low risk and the resultant group is at a much higher risk of metastasis than clinical or pathologic factors, alone, would predict. In parallel our two initial clinical use studies have identified a framework for integration of DecisionDx-SCC into existing management pathways for a risk-appropriate approach in high-risk SCC patients, designed to align treatment plans with predicted risk of metastasis using clinical, pathologic and genomic profile information. Separately, we also announced the publication of an intended use study involving 162 clinicians attending a national dermatology conference, which demonstrated that integration of DecisionDx-SCC test results impacted management decisions in a significant and risk-appropriate manner for high-risk SCC patient scenarios, while remaining aligned with national guidelines for patient management. Based on these published results, we have announced our intention to make this test clinically available in the third quarter of 2020.
DecisionDx for Suspicious Pigmented Lesions
We also recently completed development of a proprietary GEP test designed to assist physicians in the diagnosis of suspicious pigmented lesions. Of the approximately two million pigmented lesion skin biopsies performed for the diagnosis of melanoma annually in the United States, we estimate that approximately 300,000 biopsy specimens cannot be confidently confirmed as a melanoma or a benign lesion through the use of histopathology alone. We recently completed our clinical validation study and based on the estimated completion timing of our additional clinical studies, we believe we remain on track to launch this product in the second half of 2020.
Our Commercial Channel
We have built a commercial organization that focuses on providing solutions to dermatologists, including Mohs surgeons, surgeons and dermatological pathologists who care for patients with skin cancer. Our focus on dermatologic cancers has provided us with unique insights into the challenges faced by these physicians that have enabled us to drive adoption of DecisionDx-Melanoma, as well as to identify opportunities for additional products to address unmet clinical needs in dermatologic cancers and medical dermatology. We have processed over 60,000 clinical samples since commercial launch, with total proprietary GEP report volume increasing from less than 4,000 in 2015 to more

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
than 17,000 in 2019. Our annual revenue increased from $22.8 million in 2018 to $51.9 million in 2019. During 2019, we also expanded our commercial and medical affairs organizations from the low 20s to the low 50s in externally facing employees, including expansion of our outside sales territories from 14 in January 2019 to 23 in February 2019 to 32 in December 2019 with the additional expansion coming from our inside sales support and our medical affairs group, to further educate physicians, which we believe drives adoption of our products. We will continue to develop evidence, including performance and utility data, to substantiate the value of our marketed products, which we believe is important for physicians as they adopt our products for multiple uses. We will also continue to evaluate our mix of outside sales territories, inside sales support, marketing and medical affairs and adjust our investments based upon these evaluations. We will also continue to evaluate other pipeline product opportunities and invest in those that we believe will solve clinically significant unmet needs.

Our Products
We currently market two proprietary products, DecisionDx-Melanoma and DecisionDx-UM, and have two late-stage proprietary products for which we have completed clinical validation. We believe these commercial and pre-commercial products support an estimated total addressable market of approximately $2.0 billion in the United States. We have received positive local coverage determinations, or LCDs, providing Medicare coverage for both of our commercial products. These LCDs facilitate reimbursement from Medicare, which represents approximately 50% of the addressable patient population. We also have third-party payor coverage for over 100 million lives for DecisionDx-UM and over 14 million lives for DecisionDx-Melanoma.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
Recent Updates
Cash and Cash Equivalents
As of May 31, 2020, we had cash and cash equivalents of approximately $109.9 million, and the outstanding principal balance on our bank term loan was $26.7 million. This amount of cash and cash equivalents is preliminary, subject to adjustment and based solely upon information available to us as of the date of this prospectus. It includes an $8.3 million advance payment received from the Centers for Medicare & Medicaid Services, which will be applied against future Medicare claims we submit for reimbursement in 2020 and will increase our liabilities when recorded in the second quarter of 2020. This amount of cash and cash equivalents is not a comprehensive statement of our results of operations, liquidity or financial condition as of May 31, 2020, including with respect to our liabilities as of May 31, 2020, and has not been audited or reviewed by our independent registered public accounting firm. This amount is not intended to be indicative of expected cash and cash equivalents as of June 30, 2020, or other future fiscal periods. Accordingly, undue reliance should not be placed on this preliminary information, and it should be viewed in the context of all other available information regarding our results of operations, liquidity and financial condition.
COVID-19 Update
As previously reported, we recently experienced a decline in orders, which we believe is linked to delays and/or cancellations in patient visits, resulting in reduced diagnostic biopsies and thus reduced diagnoses of cutaneous melanoma in response to COVID-19. For example, we disclosed that from April 1, 2020 to May 6, 2020, orders for our lead product, DecisionDx-Melanoma, declined 43% as compared to the same period in 2019. While we are unable to predict the pace, timing or occurrence of any rescheduled patient visits, we anticipate that a majority of these delayed and/or canceled patient visits will be subsequently rescheduled throughout 2020 as state and local government restrictions and guidelines are eased, which we believe is supported by recent metrics available to us. For example, in the first two weeks of June 2020, weekly orders of DecisionDx-Melanoma had improved such that they were generally comparable to the weekly order average of DecisionDx-Melanoma in January 2020.
As the overall effect of COVID-19 on our business is continuing to evolve, we cannot predict the extent to which our results of operations, financial condition or cash flows will be impacted by COVID-19. Accordingly, the information presented above is not necessarily indicative of our results of operations that can be expected for the three months ending June 30, 2020, or any other interim period, or for the year ending December 31, 2020. For more information on the potential impact of the COVID-19 pandemic on our business, see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the risk factors included under “Risks Related to Our Business” and the other risk factors included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 11, 2020.
Corporate and Other Information
We were incorporated in Delaware in September 2007. Our principal executive offices are located at 820 S. Friendswood Drive, Suite 201, Friendswood, Texas 77456 and our telephone number is (866) 788-9007. Our corporate website address is www.CastleBiosciences.com. Information contained on or accessible through our website is not incorporated by reference into this prospectus, and you should not consider information on our website as part of this prospectus.
This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act, as amended, or the JOBS Act, enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:
•
being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;
•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.
We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) December 31, 2024, (2) the last day of the fiscal year (a) in which we have total annual gross revenue of at least $1.07 billion or (b) in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the prior June 30th, and (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
In addition, the JOBS Act provides that an emerging growth company can leverage the extended transition period, provided in Section 102(b) of the JOBS Act, for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. We have elected to use this extended transition period and, as a result, our financial statements may not be comparable to companies that comply with public company effective dates.
We are also a smaller reporting company as defined in the Exchange Act (and may continue to qualify as such even after we no longer qualify as an emerging growth company) and accordingly may provide less public disclosure than larger public companies, including the inclusion of only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure.
We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
The Offering
Common stock offered by us
    shares (or     shares if the underwriters exercise their option to purchase additional shares in full).
Common stock offered by the selling stockholders
    shares.
Common stock to be outstanding after this offering
    shares (or     shares if the underwriters exercise their option to purchase additional shares in full).
Option to purchase additional shares
The underwriters have a 30-day option to purchase up to     additional shares of common stock from us.
Use of proceeds
We estimate that the net proceeds to us from the sale of shares that we are selling in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $    million, or $    million if the underwriters exercise their option to purchase additional shares in full. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to further support and increase our research and development activities, including those to support the development of our product pipeline, to expand our commercial organization including our sales force and for working capital and other general corporate purposes.
See “Use of Proceeds” for additional information.
Risk factors
An investment in our securities involves a high degree of risk. See “Risk Factors” and the other information included in this prospectus and incorporated by reference herein for a discussion of factors you should carefully consider before deciding to invest in our securities stock.
Nasdaq trading symbol
“CSTL”
The number of shares of our common stock to be outstanding after this offering is based on 17,203,496 shares of common stock outstanding as of March 31, 2020, assumes the sale and issuance by us of     shares of common stock in this offering and excludes:
•	2,762,364 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2020, at a weighted-average exercise price of $14.46 per share;
•	1,562,672 shares of common stock reserved for future issuance under the 2019 Equity Incentive Plan, or the 2019 Plan as of March 31, 2020;
•	543,257 shares of common stock reserved for future issuance under the 2019 Employee Stock Purchase Plan, or the ESPP, as of March 31, 2020; and
•	244,480 shares of our common stock issuable upon the exercise of certain warrants outstanding as of March 31, 2020, at a weighted-average exercise price of $1.02 per share.
Unless otherwise indicated, all information contained in this prospectus assumes:
•	no exercise of the outstanding options described above; and
•	no exercise by the underwriters of their option to purchase up to an additional shares of common stock from us in this offering.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
RISK FACTORS
Investing in our common stock involves a high degree of risk. You should consider carefully the following risks and uncertainties as well as the risks and uncertainties described in the section entitled “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the Securities and Exchange Commission, or SEC, on March 10, 2020, as well as in our subsequent filings with the SEC, which descriptions are incorporated in this prospectus by reference in their entirety, as well as in any prospectus supplement hereto. These risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us, or that we currently view as immaterial, may also impair our business. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Special Note Regarding Forward-Looking Statements.”
Risks Related to this Offering and Ownership of Our Common Stock
If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.
Since the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer immediate and substantial dilution with respect to the net tangible book value of the common stock you purchase in this offering. Based on the assumed public offering price of $    per share of common stock being sold in this offering, and our net tangible book value as of March 31, 2020, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $    per share with respect to the net tangible book value of the common stock. See the section entitled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.
If we issue additional shares of common stock, or securities convertible into or exchangeable or exercisable for shares of common stock, our stockholders, including investors who purchase shares of common stock in this offering, will experience additional dilution, and any such issuances may result in downward pressure on the price of our common stock. We also cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders.
Future sales of substantial amounts of our common stock, or the possibility that such sales could occur, could adversely affect the market price of our common stock.
Future sales in the public market of shares of our common stock, including shares referred to in the foregoing risk factor or shares issued upon exercise of our outstanding stock options, or the perception by the market that these sales could occur, could lower the market price of our common stock or make it difficult for us to raise additional capital.
We will have broad discretion in the use of the net proceeds of this offering and may not use them effectively or in ways that increase the value of our share price.
We will have broad discretion in the application of the net proceeds from this offering, including for any purposes described in the section titled “Use of Proceeds,” and you and other stockholders may disagree with how we spend or invest these proceeds. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference herein contain forward-looking statements that reflect our beliefs and views with respect to future events and are subject to substantial risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions for the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, contained in this prospectus and the documents incorporated by reference herein, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking words such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “pro forma,” “project,” “seek,” “should,” “target,” “will,” “would” or other similar words or expressions (including their use in the negative), or by discussions of future matters such as the development of products, technology enhancements, possible changes in legislation, and other statements that are not historical.
We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, including risks described in “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference herein, regarding, among other things:
•	estimates of our addressable market, future revenue, expenses, capital requirements and our needs for additional financing;
•	expectations with respect to reimbursement for our products, including third-party payor reimbursement and coverage decisions;
•	anticipated cost, timing and success of our products in development, and our plans to research, develop and commercialize new tests;
•	the impact of the COVID-19 pandemic on our business;
•	our ability to obtain funding for our operations, including funding necessary to complete the expansion of our operations and development of our product candidates;
•	the implementation of our business model and strategic plans for our products, technologies and businesses;
•	our ability to manage and grow our business by expanding our sales to existing customers or introducing our products to new customers;
•	our ability to develop and maintain sales and marketing capabilities;
•	regulatory developments in the United States and foreign countries;
•	the performance of our third-party suppliers;
•	the success of competing diagnostic products that are or become available;
•	our ability to attract and retain key personnel;
•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;
•	our use of the proceeds from this offering; and
•
our expectations regarding our ability to obtain and maintain intellectual property protection for our products and our ability to operate our business without infringing on the intellectual property rights of others.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements. We operate in a very competitive and rapidly changing environment. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make, and accordingly you should not place undue reliance on our forward-

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
looking statements. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section in this prospectus and the documents incorporated by reference herein, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.
You should read this prospectus, the documents incorporated by reference herein and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus and the documents incorporated by reference herein by these cautionary statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
USE OF PROCEEDS
We estimate that we will receive net proceeds of approximately $    million (or approximately $    million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the shares of common stock offered by us in this offering, assuming a public offering price of $    per share, which was the last reported sale price of our common stock on the Nasdaq Global Market on     , 2020, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from any sale of shares in this offering by the selling stockholders.
A $    increase or decrease in the assumed public offering price of $    per share would increase or decrease the expected net proceeds of the offering to us by approximately $   million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of     shares from the assumed number of shares sold in this offering would increase or decrease the expected net proceeds of the offering to us by approximately $    million, assuming the public offering price of $    per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purpose of our sale and issuance of our common stock in this offering is to obtain additional capital to support our operations. As of the date of this prospectus, we have no specific plan for the use of the net proceeds from this offering, or any significant portion thereof. However, we intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to further support and increase our research and development activities, including those to support the development of our product pipeline, to expand our commercial organization including our sales force and for working capital and other general corporate purposes. We may also use a portion of our net proceeds to co-develop, acquire or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.
Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2020 as follows:
•	on an actual basis; and
•
on an as adjusted basis to give effect to our issuance and sale of shares of our common stock in this offering at the assumed public offering price of $   per share, which is the last reported sale price of our common stock on the Nasdaq Global Market on     , 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein.
	As of March 31, 2020
	Actual	As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$98,653	$

Long-term debt	$17,013
Stockholders’ equity:
Preferred stock, par value $0.001 per share; 10,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted.	—
Common stock, par value $0.001 per share, 200,000,000 shares authorized, 17,203,496 shares issued and outstanding, actual; and 200,000,000 shares authorized, shares issued and outstanding, as adjusted	17
Additional paid-in capital	139,559
Accumulated deficit	(51,642)

Total stockholders’ equity	87,934

Total capitalization	$104,947	$
(1)
The as adjusted capitalization information discussed above is illustrative only and will change based on the actual public offering price. Each $     increase (decrease) in the assumed public offering price of $     per share, which is the last reported sale price of our common stock on the Nasdaq Global Market on     , 2020, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A      share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $     million, assuming that the assumed public offering price of $     per share, which is the last reported sale price of our common stock on the Nasdaq Global Market on     , 2020, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information in the table above excludes the following:
•	2,762,364 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2020, at a weighted-average exercise price of $14.46 per share;
•	1,562,672 shares of common stock reserved for future issuance under the 2019 Plan as of March 31, 2020;
•	543,257 shares of common stock reserved for future issuance under the ESPP as of March 31, 2020; and
•	244,480 shares of our common stock issuable upon the exercise of certain warrants outstanding as of March 31, 2020, at a weighted-average exercise price of $1.02 per share.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
DILUTION
If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering.
As of March 31, 2020, our historical net tangible book value was $87.9 million, or $5.11 per share of common stock. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per common share is our historical net tangible book value divided by the number of shares of common stock outstanding as of March 31, 2020.
After giving effect to the sale of shares of common stock in this offering at an assumed public offering price of $   per share, which was the last reported sale price of our common stock on the Nasdaq Global Market on     , 2020, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2020 would be $     million, or $    per share of common stock. This amount represents an immediate increase in as adjusted net tangible book value of $     per share to our existing stockholders and an immediate dilution of $    per share to investors participating in this offering. We determine dilution per share to investors participating in this offering by subtracting as adjusted net tangible book value per share after this offering from the assumed public offering price per share paid by investors participating in this offering.
The following table illustrates this dilution:
Assumed public offering price per share		$
Historical net tangible book value per share as of March 31, 2020	$5.11
Increase in historical net tangible book value per share attributable to this offering	$
As adjusted net tangible book value per share after this offering		$
Dilution per share to new investors participating in this offering		$
The as adjusted dilution information discussed above is illustrative only and will change based on the actual public offering price. Each $    increase (decrease) in the assumed public offering price of $    per share, which was the last reported sale price of our common stock on the Nasdaq Global Market on     , 2020, would increase (decrease) the as adjusted net tangible book value per share after this offering by approximately $     , and dilution in net tangible book value per share to new investors by approximately $    , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.
We may also increase or decrease the number of shares we are offering. An increase of    shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our as adjusted net tangible book value per share after this offering by approximately $    and decrease the dilution to investors participating in this offering by approximately $    per share, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, a decrease    of shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the as adjusted net tangible book value per share after this offering by approximately $    and increase the dilution to investors participating in this offering by approximately $    per share, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the as adjusted net tangible book value after the offering would be $    per share, the increase in as adjusted net tangible book value per share to existing stockholders would be $    per share and the dilution per share to new investors would be $    per share, in each case assuming a public offering price of $    per share, which was the last reported sale price of our common stock on the Nasdaq Global Market on     , 2020.
The information discussed above is illustrative only and will be adjusted based on the actual public offering price, the actual number of shares that we offer in this offering, and other terms of this offering determined at pricing. We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
SELECTED FINANCIAL DATA
The following tables set forth our selected financial data for the periods indicated. The following selected condensed statements of operations and comprehensive income (loss) data for the years ended December 31, 2018 and 2019 and the condensed balance sheet data as of December 31, 2018 and 2019 are derived from our audited financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2019 which is incorporated by reference herein. The selected condensed statements of operations and comprehensive income (loss) data for the three months ended March 31, 2019 and 2020 and the condensed balance sheet data as of March 31, 2020 are derived from our unaudited financial statements appearing in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which is incorporated by reference herein. Our historical results are not necessarily indicative of our results in any future period and results from our interim period may not necessarily be indicative of the results of the entire year.
This selected financial data should be read together with our financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and our financial statements and the related notes in our Annual Report on Form 10-K for the year ended December 31, 2019 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein. The selected financial data in this section are not intended to replace our financial statements and the related notes and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.
	Years Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
			(unaudited)
	(in thousands, except per share data)
Statements of Operations and Comprehensive Income (Loss) Data:
Net revenues	$22,786	$51,865	$8,717	$17,418
Cost of sales	5,297	7,310	1,598	2,391
Gross margin	17,489	44,555	7,119	15,027
Operating expenses:
Research and development	4,854	7,385	1,394	2,913
Selling, general and administrative	16,471	29,842	6,047	11,078
Total operating expenses	21,325	37,227	7,441	13,991
Operating income (loss)	(3,836)	7,328	(322)	1,036
Interest income	24	312	21	298
Interest expense	(2,274)	(4,571)	(1,024)	(764)
Gain on extinguishment of debt	—	5,213	—	—
Other expense, net	(272)	(2,933)	(33)	—
Income (loss) before income taxes	(6,358)	5,349	(1,358)	570
Income tax expense	9	72	—	—
Net income (loss) and comprehensive income (loss)	(6,367)	5,277	(1,358)	570
Convertible preferred stock cumulative dividends	3,577	2,156	928	—
Accretion of redeemable convertible preferred stock to redemption value	219	130	56	—
Net income (loss) and comprehensive income (loss) attributable to common stockholders	$(10,163)	$2,991	$(2,342)	$570
Earnings (loss) per share attributable to common stockholders:
Basic	$(5.33)	$0.35	$(1.22)	$0.03
Diluted	(5.33)	(0.21)	(1.22)	0.03
Weighted-average shares outstanding:
Basic	1,906	8,584	1,917	17,372
Diluted	1,906	8,658	1,917	18,734

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
	As of December 31,		As of March 31,
	2018	2019	2020
			(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,479	$98,845	$98,653
Working capital(1)	$11,389	$101,392	$101,296
Total assets	$22,405	$119,746	$120,257
Long-term debt(2)	$24,500	$19,289	$17,013
Preferred stock warrant liability	$1,194	$—	$—
Convertible preferred stock	$1,501	$—	$—
Redeemable convertible preferred stock	$44,995	$—	$—
Total stockholders’ equity (deficit)	$(56,566)	$85,113	$87,934
(1)	We define working capital as current assets minus current liabilities.
(2)	Excludes current portion of long-term debt.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information regarding beneficial ownership of our capital stock by:
•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•	each of our directors;
•	our named executive officers;
•	all of our current executive officers and directors as a group; and
•	the selling stockholders.
The percentage ownership information under the column entitled “Before Offering” is based on 17,360,096 shares of common stock outstanding as of May 29, 2020.
The percentage ownership information under the column entitled “After Offering” is based on the sale of      shares of common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares.
Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock, or the selling stockholders named in this prospectus. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before July 28, 2020, which is 60 days after May 29, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.
Except as otherwise noted below, the address for each person or entity listed in the table is c/o Castle Biosciences, Inc., 820 S. Friendswood Drive, Suite 201, Friendswood, Texas 77546. When we refer to the “selling stockholders” in this prospectus, we mean the stockholders listed in the table below as offering shares, as well as the pledgees, donees, assignees, transferees, successors and others who may hold any of the selling stockholder’s interest.
	Beneficially Owned Before Offering		Shares Being Offered	Beneficially Owned After Offering
Name and Address of Beneficial Owner	Shares	%		Shares	%
Greater than 5% and Selling Stockholders
Derek J. Maetzold(1)	1,958,937	11.2%			%
Entities affiliated with MGC Venture Partners 2013, L.P.(2)	1,618,364	9.3%			%
Sofinnova HealthQuest Partners, L.P.(3)	1,433,577	8.3%			%
SH Castle Biosciences, LLC(4)	916,275	5.2%			%
BioBrit, LLC(5)	893,578	5.1%			%
Directors and Named Executive Officers
Bonnie H. Anderson(6)	31,841	*			*
Mara G. Aspinall(7)	41,966	*			*
Daniel M. Bradbury(5)	893,578	5.1%			%
G. Bradley Cole(8)	9,796	*			*
Joseph C. Cook III(9)	1,826,417	10.5%			%
Miles D. Harrison	—	*			*
David Kabakoff, Ph.D.(3)	1,433,577	8.3%			%
Derek J. Maetzold(1)	1,958,937	11.2%			%
Frank Stokes(10)	143,533	*			*
All current executive officers and directors as a group (10 persons)(11)	6,532,650	36.9%			%
*	Represents beneficial ownership of less than 1%.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
(1)
The number of shares beneficially owned consists of (i) 1,622,348 shares of common stock held by Derek J. Maetzold, (ii) 159,329 shares of common stock held by DJM Grantor Retained Annuity Trust No. 1, or the Maetzold Trust, and (iii) 177,260 shares of common stock issuable upon the exercise of stock options that are exercisable or will be exercisable within 60 days of May 29, 2020. Mr. Maetzold is a trustee of the Maetzold Trust.

(2)
Consists of (i) 1,368,364 shares held by MGC Venture Partners 2013, L.P., or MGC 2013 LP, (ii) 115,300 shares held by MGC Venture Partners 2018, L.P., or MGC 2018 LP, and (iii) 134,700 shares held by MGC Venture Partners QP 2018, L.P., or MGC 2018 QP LP. MGC Venture Partners 2013 GP, LLC, or MGC 2013 GP, is the general partner of MGC 2013 LP. MGC Venture Partners 2018 GP, LLC, or MGC 2018 GP, is the general partner of MGC 2018 LP and MGC 2018 QP LP. MGC 2013 GP has shared voting and shared dispositive power over the shares held by MGC 2013 LP. MGC 2018 GP has shared voting and shared dispositive power over the shares held by MGC 2018 LP and MGC 2018 QP LP. Joseph C. Cook III is a managing director of MGC 2013 GP and a managing partner of MGC 2018 GP and has shared voting power and shared dispositive power over the shares of common stock held by MGC 2013 LP, MGC 2018 LP and MGC 2018 QP LP. Mr. Cook III, however, disclaims beneficial ownership of such shares of common stock, except to the extent of any pecuniary interest therein. The address of each of the foregoing entities and Mr. Cook III is 3835 Cleghorn Avenue, Suite 300 Nashville, TN 37215.

(3)
HealthQuest Venture Management, L.L.C., or HealthQuest Management, is the general partner of Sofinnova HealthQuest Partners, L.P., or HealthQuest Partners. David Kabakoff, Ph.D., is a partner of HealthQuest Management. Garheng Kong is the managing member of HealthQuest Management and has sole voting and investment power over the shares held by HealthQuest Partners. Each of HealthQuest Management, Mr. Kong and Dr. Kabakoff disclaims beneficial ownership over all shares held by HealthQuest Partners except to the extent of any pecuniary interest therein. The address of HealthQuest Management, HealthQuest Partners, Mr. Kong and Dr. Kabakoff is 1301 Shoreway Road, Suite 350, Belmont, CA 94002.

(4)
The number of shares beneficially owned consists of (i) 707,032 shares of common stock and (ii) 209,243 shares of common stock issuable upon the exercise of a warrant. The Stonebridge-Highland Healthcare Private Equity Fund, or Stonebridge-Highland Fund, is the sole member of Castle Bio, LLC, which is the sole member of SH Castle Biosciences, LLC, or SH Castle. Stonebridge-Highland Fund is a Korea-based private fund co-managed by Highland Capital Management Korea, Ltd., a wholly owned subsidiary and relying adviser of Highland Capital Management, L.P., or HCMLP, and Stonebridge Capital, Inc. James Dondero is the sole shareholder of Strand Advisors, Inc., HCMLP's general partner, and may be deemed to be an indirect beneficial owner of shares held by SH Castle or entities indirectly advised by HCMLP. Effective January 2020 as a result of the change of control of HCMLP, Mr. Dondero no longer serves as the President or sole director of Strand Advisors, Inc. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Stonebridge Capital Inc. is majority owned by Dean Geehun Kim who also serves on the entity's board of directors. By virtue of such relationship, Stonebridge Capital Inc. and/or Mr. Kim may be deemed to have voting and investment power with respect to the shares held by SH Castle and as a result may be deemed to have beneficial ownership of such shares. Mr. Kim disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of SH Castle is c/o Highland Capital Management, L.P., 300 Crescent Ct. Suite 700, Dallas, TX 75201.

(5)
Daniel M. Bradbury is the managing member of BioBrit, LLC, or BioBrit, and has voting and investment power of the shares held by BioBrit. The address of BioBrit is 2223 Avenida de la Playa, Suite 108, La Jolla, CA 92037.

(6)
Consists of (i) 30,723 shares of common stock held by the Bonnie H. Anderson Living Trust, or Anderson Trust, and (ii) 1,118 shares of common stock issuable upon the exercise of stock options that are exercisable or will be exercisable within 60 days of May 29, 2020. Bonnie H. Anderson is the trustee of the Anderson Trust.

(7)
Consists of (i) 40,848 shares of common stock and (ii) 1,118 shares of common stock issuable upon the exercise of stock options that are exercisable or will be exercisable within 60 days of May 29, 2020.

(8)	The number of shares beneficially owned consists of 9,796 shares of common stock issuable upon the exercise of stock options that are exercisable or will be exercisable within 60 days of May 29, 2020.
(9)	The number of shares beneficially owned consists of (i) 208,053 shares of common stock and (ii) the shares described in footnote 2 above.
(10)
Consists of (i) 826 shares of common stock and (ii) 142,707 shares of common stock issuable upon the exercise of stock options that are exercisable or will be exercisable within 60 days of May 29, 2020.

(11)
Includes the shares described in footnotes (1), (3) and (5) through (10), and includes (i) 157,859 outstanding shares of common stock and (ii) 35,146 issuable upon the exercise of stock options that are exercisable or will be exercisable within 60 days of May 29, 2020 by executive officers who are not named in the table above.

Relationship with Selling Stockholders
Except for the ownership of shares of our securities set forth above and the relationships described above and as described in the section titled “Transactions with Related Persons and Indemnifications” in this prospectus, no selling stockholder has had held any position, office or other material relationship with us within the past three years.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
TRANSACTIONS WITH RELATED PERSONS AND INDEMNIFICATIONS
Certain Related Person Transactions
The following includes a summary of transactions since January 1, 2017 to which we have been a party, in which the amount involved in the transaction exceeded the lesser of $120,000 or 1% of the average of the Company’s total assets at year end for the last two completed fiscal years, and in which any of our directors, executive officers or beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described in the “Executive Compensation” and “Director Compensation” Sections of our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 23, 2020.
Series F Preferred Stock Financings
In January 2018 we completed a second Series F financing in which we sold and issued an aggregate of 940,605 shares of our Series F redeemable convertible preferred stock at a purchase price of $5.8208 per share, for aggregate gross proceeds of approximately $5.5 million, and issued warrants to purchase an aggregate of 67,233 shares of our Series F redeemable convertible preferred stock, at a purchase price of $0.01 per warrant share, for aggregate gross proceeds of approximately $672. The participants in this financing included the following executive officers, members of our board of directors and beneficial owners of more than 5% of our capital stock, or entities affiliated with them:
Participants	Shares of Series F Redeemable Convertible Preferred Stock(7)	Warrants to Purchase Shares of Series F Redeemable Convertible Preferred Stock(7)	Aggregate Consideration
Sofinnova HealthQuest Partners, L.P.(1)	167,230	14,107	$973,412
MGC Venture Partners 2013, L.P.(2)	154,988	13,077	$902,154
Industry Ventures Healthcare, LLC(3)	140,832	11,880	$819,755
BioBrit, LLC(4)	98,145	8,279	$571,282
Joseph C. Cook, Jr.(5)	30,233	2,550	$175,980
Joseph C. Cook, III(6)	24,840	2,095	$144,589
Mara G. Aspinall	17,180	—	$100,001
Bernhard E. Spiess	6,872	—	$40,001
Derek J. Maetzold	1,000	—	$5,821
(1)	Sofinnova HealthQuest Partners, L.P. is affiliated with David Kabakoff, Ph.D., one of our non-employee directors.
(2)	MGC Venture Partners 2013, L.P. is affiliated with each of Joseph C. Cook, III, one of our non-employee directors, and Joseph C. Cook, Jr., a former non-employee director.
(3)	Industry Ventures Healthcare, LLC was previously a beneficial owner of more than 5% of our capital stock.
(4)	BioBrit, LLC is affiliated with Daniel M. Bradbury, one of our non-employee directors.
(5)	Joseph C. Cook, Jr., a former non-employee director, resigned from our board of directors in August 2018.
(6)	Joseph C. Cook, III, one of our non-employee directors, was elected to our board of directors in August 2018.
(7)
On July 29, 2019, in connection with the IPO, all outstanding shares of redeemable convertible preferred stock automatically converted into shares of common stock at a rate of one common share for each 1.219 shares of redeemable convertible preferred stock. Any warrants to purchase shares of redeemable convertible preferred stock that were outstanding at the time of IPO automatically became exercisable for shares of common stock at a rate of one share of common stock for each 1.219 shares of redeemable convertible preferred stock and at an exercise price equal to the stated exercise price of the warrant multiplied by 1.219.

In May 2018, we completed the initial closing of a third Series F financing in which we sold and issued an aggregate of 783,248 shares of our Series F redeemable convertible preferred stock at a purchase price of $5.8208 per share, for aggregate gross proceeds of approximately $4.6 million. In June 2018, we completed a second closing under this financing in which we sold and issued an aggregate of 85,711 shares of our Series F redeemable convertible preferred

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stock at a purchase price of $5.8208 per share, for aggregate gross proceeds of approximately $0.5 million. The participants in this financing included the following executive officers, members of our board of directors and beneficial owners of more than 5% of our capital stock, or entities affiliated with them:
Participants	Shares of Series F Redeemable Convertible Preferred Stock(7)	Aggregate Consideration
Sofinnova HealthQuest Partners, L.P(1)	429,494	$2,499,999
MGC Venture Partners 2013, L.P.(2)	112,243	$653,344
Industry Ventures Healthcare, LLC(3)	85,227	$496,089
BioBrit, LLC(4)	52,458	$305,348
Joseph C. Cook, Jr.(5)	21,138	$123,040
Joseph C. Cook, III(6)	13,784	$80,234
(1)	Sofinnova HealthQuest Partners, L.P. is affiliated with David Kabakoff, Ph.D., one of our non-employee directors.
(2)	MGC Venture Partners 2013, L.P. is affiliated with each of Joseph C. Cook, III, one of our non-employee directors, and Joseph C. Cook, Jr., a former non-employee director.
(3)	Industry Ventures Healthcare, LLC was previously a beneficial owner of more than 5% of our capital stock.
(4)	BioBrit, LLC is affiliated with Daniel M. Bradbury, one of our non-employee directors.
(5)	Joseph C. Cook, Jr., a former non-employee director, resigned from our board of directors in August 2018.
(6)	Joseph C. Cook, III, one of our non-employee directors, was elected to our board of directors in August 2018.
(7)
On July 29, 2019, in connection with the IPO, all outstanding shares of redeemable convertible preferred stock automatically converted into shares of common stock at a rate of one common share for each 1.219 shares of redeemable convertible preferred stock.

Convertible Promissory Note Financing
In January 2019 and February 2019, we issued and sold to investors convertible promissory notes, or the Q1 2019 Notes, in the aggregate principal amount of approximately $11.8 million. The Q1 2019 Notes carried an interest rate of 8% per annum. Upon the closing of the IPO on July 29, 2019, all outstanding principal and accrued interest under the Q1 2019 Notes automatically converted into an aggregate of 954,074 shares of our common stock, based on a price of $12.80 per share, or 80% of the IPO price of $16.00 per share. The participants in this convertible promissory note financing included the following executive officers, members of our board of directors and beneficial owners of more than 5% of our capital stock, or entities affiliated with them:
Participants	Aggregate Principal Amount	Aggregate Number of Shares of Common Stock Issued upon Conversion
Sofinnova HealthQuest Partners, L.P(1)	$1,027,882	83,453
MGC Venture Partners 2013, L.P.(2)	$1,200,000	97,428
Industry Ventures Healthcare, LLC(3)	$727,492	59,065
BioBrit, LLC(4)	$874,537	71,003
Joseph C. Cook, Jr.(5)	$600,000	48,714
Joseph C. Cook, III(6)	$205,971	16,722
Derek J. Maetzold	$100,000	8,098
Bernhard E. Spiess	$20,000	1,619
(1)	Sofinnova HealthQuest Partners, L.P. is affiliated with David Kabakoff, Ph.D., one of our non-employee directors.
(2)	MGC Venture Partners 2013, L.P. is affiliated with each of Joseph C. Cook, III, one of our non-employee directors, and Joseph C. Cook, Jr., a former non-employee director.
(3)	Industry Ventures Healthcare, LLC was previously a beneficial owner of more than 5% of our capital stock.
(4)	BioBrit, LLC is affiliated with Daniel M. Bradbury, one of our non-employee directors.
(5)	Joseph C. Cook, Jr., a former non-employee director, resigned from our board of directors in August 2018.
(6)	Joseph C. Cook, III, one of our non-employee directors, was elected to our board of directors in August 2018.

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Investor Agreements
In connection with our preferred stock financings described above, we entered into amendments of our existing investor rights agreement, voting agreement and right of first refusal and co-sale agreement, which contain voting rights, information rights, rights of first refusal and co-sale and registration rights, among other things, with certain of our stockholders. These rights terminated upon the closing of the IPO, except for the registration rights, which will expire upon the earliest to occur of (1) July 29, 2024 and (2) the consummation of a liquidation event.
Stock Options Granted to Executive Officers and Directors
Pursuant to our Non-Employee Director Compensation Policy, on June 4, 2020, we granted each member of our board of directors who is not also serving as an employee or consultant to us an option to purchase 8,000 shares of our common stock, at an exercise price of $37.50 per share, all of which vest on June 4, 2021.
Separation and Consulting Agreements
On May 29, 2020, in connection with his resignation as Chief Medical Officer of the Company, the Company entered into an Employment Separation Agreement, or Separation Agreement, with Federico A. Monzon, M.D., and a Master Services Agreement, or the Consulting Agreement, with Genomic Path LLC, a consulting firm wholly owned by Dr. Monzon, or the Consultant, pursuant to which Dr. Monzon will provide consulting services to the Company.
Under the Separation Agreement, which contains a customary release of claims in favor of the Company, (i) Dr. Monzon will receive a cash payment for his accrued salary and paid time off through May 31, 2020, subject to standard withholdings and deductions, (ii) the Company agreed to enter into the Consulting Agreement and (iii) Dr. Monzon’s outstanding equity awards will continue to vest and remain exercisable in accordance with their terms during the term of the Consulting Agreement.
The Consulting Agreement provides that the Consultant will provide certain services to the Company on a project basis from time to time at a rate of $350.00 per hour. The Consulting Agreement has an initial term through May 31, 2021, which may be renewed for consecutive one-year periods by mutual written agreement. The Consulting Agreement also requires the Consultant to adhere to non-solicitation and non-interference restrictions for a period of three years following termination of the Consulting Agreement and non-competition restrictions for a period of one year following termination of the Consulting Agreement. Among other termination provisions, the Company has the right to terminate the Consulting Agreement immediately for any reason with or without prior notice.
Indemnification Agreements
We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

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DESCRIPTION OF COMMON STOCK
General
The following description summarizes the most important terms of our common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Common Stock,” you should refer to our amended and restated certificate of incorporation (the “Restated Certificate”) and amended and restated bylaws (the “Restated Bylaws”), which are included as exhibits to our Annual Report on Form 10-K, and to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. Our board of directors has the authority, without stockholder approval, except as required by the listing standards of The Nasdaq Stock Market LLC, to issue additional shares of our capital stock. In addition, our board of directors has the authority, without further action by our stockholders, to designate the rights, preferences, privileges, qualifications and restrictions of our preferred stock in one or more series.
As of May 29, 2020, there were approximately 132 holders of record our common stock, which does not include shares held in street name.
Voting
Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Except as otherwise provided by statute or by applicable stock exchange rules, or by the Restated Certificate or the Restated Bylaws, (i) in all matters other than the election of directors, the affirmative vote of the majority of shares present in person, by remote communication, if applicable, or represented by proxy at a meeting of stockholders and entitled to vote generally on the subject matter shall be the act of the stockholders, and (ii) directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at a meeting of stockholders and entitled to vote generally on the election of directors. Exceptions to this include removing directors for cause and amending our Restated Certificate and Restated Bylaws, each of which will require the approval of the holders of at least 66-2/3% of the voting power of all then-outstanding shares of capital stock entitled to vote generally at an election of directors.
Dividends
Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Liquidation, Dissolution or Winding Up
In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.
Other Rights and Preferences
Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.
Board of Directors
Our board of directors is divided into three classes. At each annual meeting of stockholders, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified.

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Registration Rights
Certain holders of shares of our common stock, including certain holders of five percent of our capital stock and entities affiliated with certain of our directors, are entitled to certain rights with respect to registration of shares held by such persons or entities under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of an investors’ rights agreement and are described in additional detail below.
The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We are required to pay all registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earliest to occur of (1) July 29, 2024 and (2) the consummation of a liquidation event.
Demand Registration Rights
The holders of the registrable securities are entitled to certain demand registration rights. Subject to the terms of the lockup agreements described under “Underwriters,” the holders of at least 50% of the registrable securities then outstanding may make a written request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities that have an aggregate offering price that exceeds $10,000,000. We will not be required to effect more than two registrations pursuant to these demand registration rights.
Piggyback Registration Rights
In connection with this offering, the holders of registrable securities were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. If we propose to register for offer and sale any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.
Form S-3 Registration Rights
The holders of the registrable securities are entitled to certain Form S-3 registration rights. Holders of at least 10% of the registrable securities may request that we register for offer and sale their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which exceeds $1,000,000. We will not be required to effect more than one registration on Form S-3 within any six-month period.
Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law
Delaware Anti-Takeover Law
We are subject to Section 203 of the DGCL, which generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:
•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation

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outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•
at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:
•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Provisions of our Restated Certificate and our Restated Bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our Restated Certificate and our Restated Bylaws:
•
permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;
•
provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then-outstanding common stock;

•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;
•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•
provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

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•
do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•
provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•
provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided these provisions of our amended and restated certificate of incorporation and amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction; and

•
provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then-outstanding common stock.
The foregoing provisions may make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.
Exchange Listing
Our common stock is listed on The Nasdaq Global Market and trades under the symbol “CSTL.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

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UNDERWRITING
SVB Leerink LLC and Robert W. Baird & Co. Incorporated are acting as representatives of each of the underwriters named below and as joint book-running managers for this offering. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.
Number of Shares
Underwriter
SVB Leerink LLC
Robert W. Baird & Co. Incorporated
Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representatives have advised us and the selling stockholders that the underwriters propose to initially offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $     per share. After the initial offering of the shares, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our common stock.
Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Underwriting discounts and commissions paid by the selling stockholder	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds to the selling stockholder, before expenses	$	$	$
We estimate expenses payable by us and the selling stockholders in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $    . We also have agreed to reimburse the underwriters for certain of their expenses in an amount up to $50,000.
Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to additional shares at the public offering price, less the underwriting discount. If the underwriters

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exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
We, the selling stockholders, our executive officers and our directors have agreed not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 90 days after the date of this prospectus without first obtaining the written consent of SVB Leerink LLC and Robert W. Baird & Co. Incorporated on behalf of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
•	offer, pledge, sell or contract to sell any common stock;
•	sell any option or contract to purchase any common stock;
•	purchase any option or contract to sell any common stock;
•	grant any option, right or warrant for the sale of any common stock;
•	otherwise dispose of or transfer any common stock;
•	exercise any right with respect to the registration of any common stock, or file or cause to be filed any registration statement in connection therewith; or
•
enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock, whether any such swap, agreement or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The lock-up provisions apply to common stock and to securities convertible into or exchangeable or exercisable for common stock. They also apply to common stock owned now or acquired later by the person executing the lock-up agreement or for which the person executing the lock-up agreement later acquires the power of disposition. Except for customary lock-up exceptions, including an exception allowing our directors and officers and the selling stockholders to make sales under preexisting 10b5-1 plans, there are no existing agreements between the underwriters and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.
Nasdaq Global Market Listing
Our common stock is listed on the Nasdaq Global Market under the symbol “CSTL.”
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option described above. The underwriters may close out any covered short position by either exercising their option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

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The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. For instance, Silicon Valley Bank, a lender under our loan agreement, is an affiliate of SVB Leerink LLC, one of the underwriters in this offering.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
Notice to Prospective Investors in the European Economic Area and UK public offer selling restrictions
In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), an offer to the public of any securities which are the subject of the offering contemplated by in this prospectus and the accompanying prospectus may not be made in that Relevant State except that an offer to the public in that Relevant State of any such shares of common stock may be made at any time under the following exemptions under the Prospectus Regulation:
(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of common stock shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospective Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms

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of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
MiFID II Product Governance
Any distributor subject to MiFID II that is offering, selling or recommending the securities is responsible for undertaking its own target market assessment in respect of the securities and determining its own distribution channels for the purposes of the MiFID product governance rules under Commission Delegated Directive (EU) 2017/593 (“Delegated Directive”). Neither the issuer nor the underwriters make any representations or warranties as to a distributor’s compliance with the Delegated Directive.
Notice to Prospective Investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is only directed at, persons in the United Kingdom that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).
This prospectus supplement and its contents should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

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LEGAL MATTERS
The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP. The underwriters are being represented by Latham & Watkins LLP.
EXPERTS
The financial statements of Castle Biosciences, Inc. as of December 31, 2019 and 2018, and for each of the years in the two-year period ended December 31, 2019, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
We are subject to the information and periodic reporting requirements of the Exchange Act, and we file periodic reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 820 S. Friendswood Drive, Suite 201, Friendswood, Texas 77546, or calling us at (866) 788-9007. We also maintain a website at www.CastleBiosciences.com, at which you may access these materials free of charge after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus.
We incorporate by reference into this prospectus and the registration statement of which this prospectus forms a part the information or documents listed below that we have filed with the SEC:
•	our Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 10, 2020;
•
the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2019 from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 23, 2020;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 11, 2020; and
•
our Current Reports on Form 8-K (other than information furnished rather than filed) filed with the SEC on January 9, 2020, March 5, 2020, March 10, 2020, April 1, 2020, April 15, 2020, May 28, 2020, June 2, 2020 and June 9, 2020.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents that have been incorporated by reference in this prospectus but not delivered with this prospectus. You should direct any requests for documents to 820 S. Friendswood Drive, Suite 201, Friendswood, Texas 77546; telephone (866) 788-9007.
You also may access these filings on our website at www.CastleBiosciences.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).

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      Shares

Common Stock
PROSPECTUS
SVB Leerink
Baird
You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.
The date of this prospectus is    , 2020

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Unless otherwise indicated, all references to “Castle Biosciences,” “we,” “our,” “us,” the “Company” or similar terms refer to Castle Biosciences, Inc.
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.
SEC registration fee	$ *
FINRA filing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*
Total	$ *
*	To be provided by amendment.
Item 14. Indemnification of Directors and Officers.
We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.
Our amended and restated certificate of incorporation and amended and restated bylaws, respectively, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:
•	transaction from which the director derives an improper personal benefit;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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•	unlawful payment of dividends or redemption of shares; or
•	breach of a director’s duty of loyalty to the corporation or its stockholders.
Our amended and restated certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.
Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of us or any of our affiliated enterprises. Under these agreements, we are not required to provide indemnification for certain matters, including:
•	indemnification beyond that permitted by the Delaware General Corporation Law;
•	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;
•	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of our stock;
•
indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

•
indemnification for proceedings or claims brought by an officer or director against us or any of our directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by our board of directors or required by law;

•	indemnification for settlements the director or officer enters into without our consent; or
•	indemnification in violation of any undertaking required by the Securities Act of 1933, as amended, or the Securities Act, or in any registration statement filed by us.
The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
We have an insurance policy in place that covers our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, or otherwise.
We plan to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.
Item 15. Recent sales of unregistered securities.
Set forth below is information regarding securities issued and options granted by us since January 1, 2017 that were not registered under the Securities Act. Also included is the consideration, if any, received by us, for such securities and options and information relating to the Securities Act, or rule of the SEC, under which exemption from registration was claimed.
(1)
In March 2017, we issued warrants to purchase an aggregate of 64,432 shares of our Series F redeemable convertible preferred stock to each of Silicon Valley Bank, or SVB, and Oxford Finance LLC, or Oxford,

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in connection with the entry into a loan and security agreement with SVB and Oxford. In connection with the closing of our initial public offering on July 29, 2019, or the IPO, these warrants became exercisable for approximately 52,856 shares of common stock.
(2)
In January 2018, we sold and issued an aggregate of 940,605 shares of our Series F redeemable convertible preferred stock at a purchase price of $5.8208 per share, for aggregate gross proceeds of approximately $5.5 million, and issued warrants, at a purchase price of $0.01 per warrant share, to purchase an aggregate of 67,233 shares of our Series F redeemable convertible preferred stock, for aggregate gross proceeds of approximately $672, each to accredited investors. At various dates prior to the closing of the IPO, certain of these warrants were exercised for an aggregate of 34,005 shares of Series F redeemable convertible preferred stock. In connection with the closing of the IPO, the shares converted into approximately 799,515 shares of common stock and the remaining warrants outstanding were net exercised for 27,207 shares of common stock.

(3)
In May 2018, we sold and issued an aggregate of 783,248 shares of our Series F redeemable convertible preferred stock at a purchase price of $5.8208 per share, for aggregate gross proceeds of approximately $4.6 million. In connection with the closing of the IPO, these shares converted into approximately 642,533 shares of common stock.

(4)
In June 2018, we sold and issued an aggregate of 85,711 shares of our Series F redeemable convertible preferred stock at a purchase price of $5.8208 per share, for aggregate gross proceeds of approximately $0.5 million. In connection with the closing of the IPO, these shares converted into approximately 70,312 shares of common stock.

(5)
In November 2018, we issued warrants to each of SVB and Oxford to purchase an aggregate of 21,478 shares of our Series F redeemable convertible preferred stock in connection with the entry into our current loan and security agreement with SVB and Oxford. In connection with the closing of the IPO, these warrants became exercisable for approximately 17,619 shares of common stock.

(6)
In January 2019 and February 2019, we issued convertible promissory notes in an aggregate principal amount of approximately $11.8 million to investors. In connection with the closing of the IPO, the outstanding principal amount plus accrued interest under the promissory notes converted into 954,074 shares of common stock.

(7)
In July 2019, we issued to SH Castle Biosciences, LLC a convertible promissory note in the principal amount of $10.0 million and a warrant to purchase 209,243 shares of common stock at an exercise price of approximately $0.001 per share. In connection with the closing of the IPO, the outstanding principal amount plus accrued interest under the promissory note converted into 707,032 shares of common stock, and the warrant remains outstanding.

(8)
In November 2019, we issued an aggregate of 51,238 shares of our common stock to SVB Financial Group upon the net exercise of certain warrants to purchase an aggregate of 67,250 shares of common stock at a weighted-average exercise price of $6.77 per share. In accordance with the terms of the warrants, the net exercises were based on the fair market value of our common stock on the business day immediately prior to the date of delivery of the exercise notices, in each case $28.42 per share, and did not result in any cash proceeds to us.

(9)
From January 1, 2017 through July 29, 2019, we granted stock options to purchase an aggregate of 1,383,367 shares of our common stock at a weighted-average exercise price of $4.61 per share, to certain of our employees, consultants and directors in connection with services provided to us by such persons.

The offers, sales and issuances of the securities described in paragraphs (1) through (8) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) (or Regulation D promulgated thereunder) in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D. No underwriters were involved in these transactions.

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The offers, sales and issuances of the securities described in paragraph (9) were deemed to be exempt from registration under the Securities Act in reliance on either Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or Section 4(a)(2) in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under the Castle Biosciences, Inc. 2008 Stock Plan and the Castle Biosciences, Inc. 2018 Equity Incentive Plan.
Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.
Item 16. Exhibits and financial statement schedules.
(a)	Exhibits.
Exhibit Number	Description of document
1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 29, 2019.

3.2	Amended and Restated Bylaws of the Registrant, incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 29, 2019.

4.1
Form of Common Stock Certificate of the Registrant, incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

4.2
Sixth Amended and Restated Investors’ Rights Agreement, dated July 12, 2019, by and among the Registrant and certain of its stockholders, incorporated by reference to Exhibit 4.2 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

4.3
Form of warrant to purchase Series F redeemable convertible preferred stock issued to Oxford Finance LLC and Silicon Valley Bank on March 31, 2017, incorporated by reference to Exhibit 4.6 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

4.4
Form of warrant to purchase Series F redeemable convertible preferred stock issued to Oxford Finance LLC and Silicon Valley Bank on November 30, 2018, incorporated by reference to Exhibit 4.7 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

4.5
Warrant to purchase common stock issued to SH Castle Biosciences, LLC on July 12, 2019, incorporated by reference to Exhibit 4.9 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

5.1*	Opinion of Cooley LLP.

10.1+
Form of Indemnity Agreement by and between the Registrant and its directors and officers, incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

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Exhibit Number	Description of document
10.2+
Castle Biosciences, Inc. 2008 Stock Plan, incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

10.3+
Forms of Stock Option Agreement, Exercise Notice and Investment Representation Statement under the 2008 Stock Plan, incorporated by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

10.4+
Castle Biosciences, Inc. 2018 Equity Incentive Plan, as amended, incorporated by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

10.5+
Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise under the 2018 Equity Incentive Plan, incorporated by reference to Exhibit 10.5 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

10.6+
Castle Biosciences, Inc. 2019 Equity Incentive Plan, incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

10.7+
Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise under the 2019 Equity Incentive Plan, incorporated by reference to Exhibit 10.7 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

10.8+
Castle Biosciences, Inc. 2019 Employee Stock Purchase Plan, incorporated by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

10.9+
Amended and Restated Executive Employment Agreement, dated September 20, 2012, as amended, by and between the Registrant and Derek J. Maetzold, incorporated by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

10.10+
Offer Letter Agreement, dated March 2, 2016, by and between the Registrant and Bernhard Spiess, incorporated by reference to Exhibit 10.12 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

10.11+
Offer Letter Agreement, dated November 9, 2017, by and between the Registrant and Frank Stokes, incorporated by reference to Exhibit 10.13 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

10.12
Standard Office Lease, dated as of October 5, 2015, by and between the Registrant and Merced Restart Phoenix Investors II, LLC, incorporated by reference to Exhibit 10.14 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

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Exhibit Number	Description of document
10.13
First Amendment to Lease, dated December 4, 2018, by and between the Registrant and Alturas Siete I, LLC, incorporated by reference to Exhibit 10.15 of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 10, 2020.

10.14
Office Building Lease, dated as of March 11, 2015, by and between the Registrant and RMG Leasing (a/k/a Cedarwood Professional Building), as amended, incorporated by reference to Exhibit 10.15 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

10.15
Standard Office Lease, dated December 16, 2019, by and between the Registrant and Alturas Siete, II, LLC, incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on December 19, 2019.

10.16
Second Amendment to Standard Office Lease, dated December 16, 2019, by and between the Registrant and Alturas Siete I, LLC, incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on December 19, 2019.

10.17
Commercial Lease, dated December 17, 2019, by and between the Registrant and Tannos Land Holding III, LLC, incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed with the SEC on December 19, 2019.

10.18#
Exclusive License Agreement, dated as of November 14, 2009, by and between the Registrant and The Washington University, incorporated by reference to Exhibit 10.17 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

10.19+
Non-Employee Director Compensation Policy, as amended effective April 1, 2020, incorporated by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2020.

10.20#
Loan and Security Agreement, dated November 30, 2018, by and among the Registrant, Oxford Finance LLC and Silicon Valley Bank, incorporated by reference to Exhibit 10.16 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

10.21#
First Amendment to Loan and Security Agreement, dated June 13, 2019, by and among the Registrant, Oxford Finance LLC and Silicon Valley Bank, incorporated by reference to Exhibit 10.19 of the Registrant’s Registration Statement on Form S-1 (File No. 333-232369), as amended, originally filed with the SEC on June 26, 2019.

10.22#
Waiver and Second Amendment to Loan and Security Agreement, dated February 28, 2020, to Loan and Security Agreement, dated November 30, 2018, by and among the Registrant, Oxford Finance LLC and Silicon Valley Bank, incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2020.

10.23#
Third Amendment to Loan and Security Agreement, dated March 4, 2020, to Loan and Security Agreement, dated November 30, 2018, by and among the Registrant, Oxford Finance LLC and Silicon Valley Bank, incorporated by reference to Exhibit 10.2 of the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2020.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
Exhibit Number	Description of document
10.24#	Fourth Amendment to Loan and Security Agreement, dated May 10, 2020, to Loan and Security Agreement, dated November 30, 2018, by and among the Registrant, Oxford Finance LLC and Silicon Valley Bank.

23.1*	Consent of Independent Registered Public Accounting Firm, KPMG LLP.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).
*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
#
Certain portions of this exhibit (indicated by “[***]”) have been omitted as we have determined (i) the omitted information is not material and (ii) the omitted information would likely cause harm to us if publicly disclosed.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
Item 17. Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(a)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Friendswood, State of Texas, on    , 2020.
CASTLE BIOSCIENCES, INC.

By:
Derek J. Maetzold President and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Derek J. Maetzold and Frank Stokes, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date

	President, Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	, 2020
Derek J. Maetzold

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2020
Frank Stokes

	Chairman of the Board of Directors	, 2020
Daniel M. Bradbury

	Member of the Board of Directors	, 2020
Bonnie H. Anderson

	Member of the Board of Directors	, 2020
Mara G. Aspinall

	Member of the Board of Directors	, 2020
G. Bradley Cole

Confidential Treatment Requested by Castle Biosciences, Inc. Pursuant to 17 C.F.R. §200.83
Signature	Title	Date

	Member of the Board of Directors	, 2020
Joseph C. Cook III

	Member of the Board of Directors	, 2020
Miles D. Harrison

	Member of the Board of Directors	, 2020
David Kabakoff, Ph.D.